Exhibit 12.1

DAVE & BUSTER’S, INC.

COMPUTATION OF RATIO OF EARNINGS

TO FIXED CHARGES

(dollars in thousands, except ratios)

	Fiscal Year Ended	Fiscal Year Ended	Fiscal Year Ended	244 Days Ended	120 Days Ended
	February 2, 2014	February 3, 2013	January 29, 2012	January 30, 2011	May 31, 2010
	(Successor)	(Successor)	(Successor)	(Successor)	(Predecessor)
Income (loss) before provision (benefit) for income taxes	$19,728	$10,639	$1,634	$(7,708)	$(2,735)
Add: Total fixed charges (per below)	50,215	50,605	49,264	35,803	12,176
Less : Capitalized interest	(602)	(510)	(759)	(62)	(110)

Total income before provision for income taxes, plus fixed charges, less capitalized interest	69,341	60,734	50,139	28,033	9,331
Fixed charges:
Interest expense (1)	31,645	33,411	32,883	25,673	7,070
Capitalized interest	602	510	759	62	110
Estimate of interest included in rental expense (2)	17,968	16,684	15,622	10,066	4,996

Total fixed charges	$50,215	$50,605	$49,264	35,801	12,176
Ratio of earnings to fixed charges (3)	1.38x	1.20x	1.02x	0.78x	0.77x

(1)	Interest expense includes interest in association with debt and amortization of debt issuance costs.
(2)	Fixed charges include our estimate of interest included in rental payments (assumed to be one-third of rent expense under operating leases).
(3)	Earnings for the 244 days ended January 30, 2011 and 120 days ended May 31, 2010 were insufficient to cover the fixed charges by $7,770 and $2,845, respectively.